Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three Months Ended March 31, 2019

HAMILTON, Bermuda, May 1, 2019 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three months ended March 31, 2019.

Highlights and Recent Activity

  Reported a net loss from continuing operations (see Non-GAAP Measures section) of $2.6 million for the three months ended March 31, 2019, or $0.08 net loss from continuing operations per basic and diluted share, as compared to a net loss from continuing operations of $5.2 million, or $0.16 net loss from continuing operations per basic and diluted share, for the three months ended March 31, 2018. Reported a GAAP net loss of $9.2 million for the three months ended March 31, 2019 or $0.28 loss per basic and diluted share, as compared to a GAAP net loss of $5.2 million, or $0.16 loss per basic and diluted share, for the three months ended March 31, 2018. GAAP net loss includes the loss on the sale of the Ardmore Seamaster. The Company reported adjusted EBITDA (see Non-GAAP Measures section) of $13.5 million for the three months ended March 31, 2019, as compared to $9.9 million for the three months ended March 31, 2018.
  MR tankers earned an average TCE rate of $15,856 per day for the three months ended March 31, 2019, while chemical tankers earned an average rate of $12,142 per day in the first quarter of 2019.
  Completed the sales of two vessels. The Ardmore Seatrader, a 2002-built 47,000 Dwt Eco-mod MR tanker, was sold for $8.3 million and delivered to the buyer on January 9, 2019. Ardmore recognized a loss of $6.4 million on the sale in the fourth quarter of 2018. The Ardmore Seamaster, a 2004-built 45,840 Dwt Eco-mod MR tanker was sold for $9.7 million and delivered to the buyer on February 19, 2019. Ardmore recognized a loss of $6.6 million on the sale in the first quarter of 2019.
  The Company is maintaining its dividend policy of paying 60% of earnings from continuing operations. Consistent with this policy, the Company is not declaring a dividend for the first quarter of 2019.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"The MR product and chemical tanker market continues its upward trend, with charter rates higher in the first quarter on the back of continued strengthening supply-demand fundamentals and further supported by prolonged winter market conditions. This is in spite of heavy refinery maintenance and upgrade downtime as the global refinery complex prepares for the IMO 2020 marine fuel transition, partially masking the extent of the underlying strength. As refineries return to full operation and anticipated heightened levels of throughput in the second half, we expect that product tankers will experience a meaningful increase in demand.

On top of strong underlying demand growth, the transformation of global energy supply chains in response to IMO 2020 has the potential to be a major cyclical catalyst for product tankers. With the global refining industry preparing to meet a significant step-up in demand for low sulphur fuels, we expect an additional layer of MR demand, conservatively at 5%, commencing in the second half of 2019, with the potential to last two years before markets reach equilibrium. In addition, an exceptionally low orderbook combined with ongoing scrapping should result in constrained MR net fleet growth for the next two years, setting the stage for a sustained upturn.

We are pleased with the improvement in our earnings in the first quarter and remain focused on operating performance, cost efficiency, and effective capital allocation to maximize returns. With a modern fleet, low-cost structure and strong balance sheet, we believe Ardmore is well positioned to take advantage of the anticipated charter market recovery and generate strong returns for our shareholders."

Summary of Recent and First Quarter 2019 Events

Fleet

Fleet Operations and Employment

As at March 31, 2019, the Company had 26 vessels in operation, including 20 Eco MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and five Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt. On January 9, 2019, the Company completed the sale of the Ardmore Seatrader and on February 19, 2019 the Company completed the sale of the Ardmore Seamaster.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the first quarter of 2019, the Company had 20 Eco MR tankers trading in the spot market. The Eco MR tankers earned an average of $15,856 per day in the first quarter of 2019. The Company's 15 Eco-Design MR tankers earned an average rate of $16,252 per day, and the Company's five Eco-Mod MR tankers earned an average rate of $14,860 per day.

In the second quarter of 2019, the Company expects to have all revenue days for its MR Eco-Design and MR Eco-Mod tankers employed in the spot market. As of May 1, 2019, the Company has fixed approximately 45% of its total MR spot revenue days for the second quarter of 2019 at an average rate of approximately $16,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the first quarter of 2019, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the first quarter of 2019, the Company's six Eco-Design product / chemical vessels earned an average rate of $12,142 per day.

In the second quarter of 2019, the Company expects to have all of its revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of May 1, 2019, the Company has fixed approximately 45% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the second quarter of 2019 at an average rate of approximately $14,000 per day.

Vessel Sales

In November 2018, Ardmore agreed to terms for the sale of the Ardmore Seatrader. The sale price for the vessel was $8.3 million and the vessel delivered to the buyer on January 9, 2019. Ardmore recognized a loss of $6.4 million on the sale in the fourth quarter of 2018.

In February 2019, Ardmore agreed to terms for the sale of the Ardmore Seamaster. The sale price for the vessel was $9.7 million and the vessel delivered to the buyer on February 19, 2019. Ardmore recognized a loss of $6.6 million on the sale in the first quarter of 2019.

Drydocking

The Company had 84 drydock days, including repositioning days, in the first quarter of 2019 in respect of four drydockings. Ardmore expects it will have 45 drydock days, including repositioning days, in the second quarter of 2019 in respect of two drydockings. The Company anticipates that it will complete approximately 75% of its total planned drydockings for 2019 during the first half of the year.

Dividend

Based on the Company's policy of paying dividends equal to 60% of earnings from continuing operations, the Company's Board of Directors has not declared a dividend for the quarter ended March 31, 2019, in which the Company reported a loss from continuing operations. Earnings from continuing operations is defined as earnings per share ("EPS") reported under U.S. GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items.

Results for the Three Months Ended March 31, 2019 and 2018

The Company reported a GAAP net loss of $9.2 million for the three months ended March 31, 2019, or $0.28 loss per basic and diluted share, as compared to a GAAP net loss of $5.2 million, or $0.16 loss per basic and diluted share, for the three months ended March 31, 2018. The Company reported EBITDA (see Non-GAAP Measures section) of $7.0 million for the three months ended March 31, 2019, as compared to $9.9 million for the three months ended March 31, 2018.

The Company reported a net loss from continuing operations (see Non–GAAP Measures section) of $2.6 million for the three months ended March 31, 2019, or $0.08 net loss from continuing operations per basic and diluted share, as compared to a net loss from continuing operations of $5.2 million, or $0.16 net loss from continuing operations per basic and diluted share, for the three months ended March 31, 2018. The Company reported adjusted EBITDA (see Non-GAAP Measures section) of $13.5 million for the three months ended March 31, 2019, as compared to $9.9 million for the three months ended March 31, 2018.

Management's Discussion and Analysis of Financial Results for the Three Months Ended March 31, 2019 and 2018

Revenue. Revenue for the three months ended March 31, 2019 was $62.3 million, an increase of $11.8 million from $50.5 million for the three months ended March 31, 2018.

The Company's average number of owned vessels decreased to 26.7 for the three months ended March 31, 2019 from 27.7 for the three months ended March 31, 2018, resulting in revenue days of 2,260 for the three months ended March 31, 2019, as compared to 2,416 for the three months ended March 31, 2018.

The Company had 26 and 24 vessels employed directly in the spot market as at March 31, 2019 and March 31, 2018, respectively. For spot chartering arrangements, the Company had 2,260 revenue days for the three months ended March 31, 2019, as compared to 1,784 for the three months ended March 31, 2018. This increase in spot chartering revenue days resulted in an increase in revenue of $10.9 million, while changes in spot rates resulted in an increase in revenue of $10.4 million.

The Company had zero and four vessels employed under third-party pool arrangements as at March 31, 2019 and March 31, 2018, respectively. Revenue days derived from pool arrangements were zero for the three months ended March 31, 2019, as compared to 632 for the three months ended March 31, 2018. Removing all vessels from third-party pool arrangements during 2018 resulted in a decrease in pool revenue of $9.5 million for the three months ended March 31, 2019.

For vessels employed directly in the spot market, the Company typically pays all voyage expenses, and revenue is recognized on a gross freight basis, while under pool arrangements, the charterer typically pays voyage expenses, and revenue is recognized on a net basis.

Commissions and Voyage Expenses. Commissions and voyage expenses were $27.3 million for the three months ended March 31, 2019, an increase of $7.8 million from $19.5 million for the three months ended March 31, 2018. Commissions and voyage expenses increased due to the increased number of revenue days during the three months ended March 31, 2019 derived from spot charter arrangements where the Company typically pays all voyage expenses and revenue is recognized on a gross freight basis.

TCE Rate. The average TCE rate for our fleet was $15,005 per day for the three months ended March 31, 2019, an increase of $2,108 per day from $12,897 per day for the three months ended March 31, 2018. The increase in average TCE rate was primarily the result of higher spot rates for the three months ended March 31, 2019.

Vessel Operating Expenses. Vessel operating expenses were $16.8 million for the three months ended March 31, 2019, a decrease of $0.5 million from $17.3 million for the three months ended March 31, 2018. This decrease is due to a decrease in the average number of vessels in operation for the three months ended March 31, 2019. Vessel operating expenses by their nature are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,941 for the three months ended March 31, 2019 as compared to $6,786 for the three months ended March 31, 2018.

Depreciation. Depreciation expense for the three months ended March 31, 2019 was $8.2 million, a decrease of $0.5 million from $8.7 million for the three months ended March 31, 2018. This decrease is primarily due to a decrease in the average number of owned vessels to 26.7 for the three months ended March 31, 2019, from 27.7 for the three months ended March 31, 2018.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended March 31, 2019 was $1.1 million, an increase of $0.3 million from $0.8 million for the three months ended March 31, 2018. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended March 31, 2019 were $3.6 million, an increase of $0.7 million from $2.9 million for the three months ended March 31, 2018. The increase is primarily due to the issuance of new stock appreciation awards and restricted stock units in the first quarter of 2019 and increased staff salaries due to a higher headcount for the three months ended March 31, 2019 compared to March 31, 2018.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to the Company's chartering and commercial operations departments in connection with the Company's spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2019 were $1.1 million, an increase of $0.3 million from $0.8 million for the three months ended March 31, 2018. This increase is a result of the increased number of vessels trading directly in the spot market by the Company's chartering and commercial operations departments.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended March 31, 2019 were $7.0 million, as compared to $5.7 million for the three months ended March 31, 2018. Cash interest expense increased by $1.4 million to $6.5 million for the three months ended March 31, 2019, from $5.1 million for the three months ended March 31, 2018. These increases in interest expense and finance costs are attributable to an increased average LIBOR during the three months ended March 31, 2019, compared to the three months ended March 31, 2018, as well as a change in our debt structure due to new finance leases entered into as part of vessel financing transactions during 2018. Amortization of deferred finance fees for the three months ended March 31, 2019 was $0.5 million, a decrease of $0.1 million from $0.6 million for the three months ended March 31, 2018.

Liquidity

As of March 31, 2019, the Company had $52.3 million (December 31, 2018: $56.9 million) available in cash and cash equivalents. The following debt and lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
	Mar 31, 2019	Dec 31, 2018
Debt	$ 218,751,898	$ 228,354,248
Finance leases	228,870,063	241,476,098
Operating leases	1,814,683	1,968,654
Total	$ 449,436,644	$ 471,799,000

Conference Call

The Company plans to have a conference call on May 1, 2019 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended March 31, 2019. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through May 8, 2019 at 877-344-7529 or 412-317-0088. Enter the passcode 10131187 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product ("CPP") and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Mar 31, 2019	Dec 31, 2018
Current assets
Cash and cash equivalents	52,288,378	56,903,038
Vessel held for sale	-	8,083,405
Receivables, trade	27,650,482	27,460,132
Prepayments	1,534,639	1,291,399
Advances and deposits	2,857,280	2,132,804
Other receivables	709,781	786,084
Inventories	11,264,168	12,812,039
Total current assets	96,304,728	109,468,901

Non-current assets
Vessels and vessel equipment, net	697,751,341	721,492,473
Ballast water treatment systems, net	1,339,292	528,774
Deferred drydock expenditure, net	8,452,410	7,127,364
Leasehold improvements, net	409,744	423,620
Other non-current assets, net	3,537,367	3,549,511
Operating lease, right of use asset	2,051,985	2,169,158
Total non-current assets	713,542,139	735,290,900

TOTAL ASSETS	809,846,867	844,759,801

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	20,721,248	24,608,108
Other payables	67,414	35,900
Accrued interest on debt and finance leases	1,749,355	1,732,859
Current portion of long-term debt	21,309,147	22,834,543
Current portion of finance lease obligations (1)	17,629,399	25,849,200
Current portion of operating lease obligations	452,617	477,147
Total current liabilities	61,929,180	75,537,757

Non-current liabilities
Non-current portion of long-term debt	197,442,751	205,519,705
Non-current portion of finance lease obligations	211,240,664	215,626,898
Non-current portion of operating lease obligations	1,362,066	1,491,507
Total non-current liabilities	410,045,481	422,638,110

Equity
Share capital	350,192	350,192
Additional paid in capital	414,950,454	414,508,403
Treasury stock	(15,348,909)	(15,348,909)
Accumulated deficit	(62,079,531)	(52,925,752)
Total equity	337,872,206	346,583,934

TOTAL LIABILITIES AND EQUITY	809,846,867	844,759,801

(1) Current portion of finance lease obligations at December 31, 2018 includes $8.3 million related to vessel sold in January 2019, which amount was repaid on January 2, 2019.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Ardmore Shipping Corporation Unaudited Condensed Statement of Operations (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2019	Mar 31, 2018
REVENUE
Revenue	62,266,387	50,471,524

OPERATING EXPENSES
Commissions and voyage expenses	27,250,124	19,522,819
Vessel operating expenses	16,838,288	17,267,459
Depreciation	8,230,492	8,661,475
Amortization of deferred drydock expenditure	1,138,763	832,644
General and administrative expenses
Corporate	3,583,173	2,936,449
Commercial and chartering	1,056,621	809,993
Total operating expenses	58,097,461	50,030,839

Profit from operations	4,168,926	440,685

Interest expense and finance costs	(6,957,660)	(5,701,991)
Interest income	238,338	114,765
Loss on sale of vessel	(6,569,763)	-

Loss before taxes	(9,120,159)	(5,146,541)

Income tax	(33,620)	(26,080)

Net loss	(9,153,779)	(5,172,621)

Net loss per share, basic and diluted	(0.28)	(0.16)

RESULTS FROM CONTINUING OPERATIONS (1)

Net loss from continuing operations	(2,584,016)	(5,172,621)

Net loss per share from continuing operations	(0.08)	(0.16)

Weighted average number of shares outstanding, basic and diluted	33,097,831	32,445,415

(1) Net loss from continuing operations is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section.

Ardmore Shipping Corporation Unaudited Condensed Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2019	Mar 31, 2018
OPERATING ACTIVITIES
Net loss	(9,153,779)	(5,172,621)
Adjustment to reconcile net loss to net cash flow provided by operating activities:
Depreciation	8,230,492	8,661,475
Amortization of deferred drydock expenditure	1,138,763	832,644
Share-based compensation	442,051	38,806
Loss on sale of vessel	6,569,763	-
Amortization of deferred finance fees	514,887	592,254
Foreign exchange on operating leases	(36,799)	-
Changes in operating assets and liabilities:
Receivables, trade	(190,350)	243,813
Prepayments	(243,240)	(466,430)
Advances and deposits	(724,475)	637,954
Other receivables	76,303	(1,198,394)
Inventories	1,547,871	(1,286,203)
Payables, trade	(3,886,860)	2,105,731
Accruals for capital items	(849,900)	-
Other payables	32,500	699,280
Accrued interest on debt and finance leases	16,496	75,960
Deferred drydock expenditure	(1,918,672)	(764,773)
Net cash provided by operating activities	1,565,051	4,999,496

INVESTING ACTIVITIES
Net proceeds from sale of vessels	17,558,372	-
Payments for acquisition of vessels and equipment	(48,241)	(15,261,695)
Payments for acquisition of ballast water treatment systems	(840,649)	-
Payments for leasehold improvements	(13,030)	(52,936)
Payments for other non-current assets	(48,062)	(73,266)
Net cash provided by / (used in) investing activities	16,608,390	(15,387,897)

FINANCING ACTIVITIES
Proceeds from long-term debt	3,048	-
Repayments of long-term debt	(10,003,609)	(10,667,920)
Proceeds from finance leases	-	16,100,000
Repayments of finance leases	(12,787,540)	(1,119,901)
Payments for deferred finance fees	-	(322,000)
Net proceeds from equity offerings	-	2,224,611
Net cash (used in) / provided by financing activities	(22,788,101)	6,214,790

Net decrease in cash and cash equivalents	(4,614,660)	(4,173,611)

Cash and cash equivalents at the beginning of the year	56,903,038	39,457,407

Cash and cash equivalents at the end of the period	52,288,378	35,283,796

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2019	Mar 31, 2018

ADJUSTED EBITDA (1)	13,538,181	9,934,804

AVERAGE DAILY DATA

MR Tankers Spot & Pool TCE per day (2)	15,856	12,721

Fleet TCE per day (2)	15,005	12,897

Fleet operating expenses per day (3)	6,482	6,353
Technical management fees per day (4)	459	433
	6,941	6,786
MR Tankers Eco-Design
TCE per day (2)	16,252	13,146
Vessel operating expenses per day (5)	6,883	6,915

MR Tankers Eco-Mod
TCE per day (2)	14,860	11,806
Vessel operating expenses per day (5)	7,060	6,632

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	12,142	13,504
Vessel operating expenses per day (5)	6,734	6,635

FLEET
Upgrades and enhancements expensed	132,137	345,224

Average number of owned operating vessels	26.7	27.7

(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable U.S. GAAP measure under the "Non-GAAP Measures" section.
(2)

Time Charter Equivalent ("TCE") daily rate, represents net revenues divided by revenue days. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs, idle days or repositioning associated with vessels held for sale. For vessels employed on voyage charters, TCE is the net rate after deducting voyage expenses incurred, divided by revenue days, including among other expenses, all commissions and pool administration fees. MR Tankers Spot & Pool TCE is reported on a discharge to discharge basis.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. They do not include additional expenses related to the upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating costs per day include technical management fees.

Ardmore Shipping Corporation Fleet List as at May 1, 2019

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	26	1,157,038

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA and net loss from continuing operations, which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Net loss from continuing operations excludes certain items from GAAP net loss because they are considered to be unusual items, including gain or loss on sale of vessels.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA and adjusted EBITDA increase the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, adjusted EBITDA and net loss from continuing operations, as financial and operating measures, assist investors in selecting between investing in the Company and other investment alternatives and monitoring the Company's ongoing financial and operational strength and health in assessing whether to continue to hold the Company's common stock.

These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net loss to EBITDA and adjusted EBITDA
	Three months ended
	Mar 31, 2019	Mar 31, 2018

Net loss	(9,153,779)	(5,172,621)
Interest income	(238,338)	(114,765)
Interest expense and finance costs	6,957,660	5,701,991
Income tax	33,620	26,080
Depreciation	8,230,492	8,661,475
Amortization of deferred drydock expenditure	1,138,763	832,644
EBITDA	6,968,418	9,934,804
Loss on sale of vessel	6,569,763	-
ADJUSTED EBITDA	13,538,181	9,934,804

Reconciliation of net loss to net loss from continuing operations
	Three months ended
	Mar 31, 2019	Mar 31, 2018

Net loss	(9,153,779)	(5,172,621)
Loss on sale of vessel	6,569,763	-
Net loss from continuing operations	(2,584,016)	(5,172,621)

Net loss from continuing operations per share	(0.08)	(0.16)
Weighted average number of shares	33,097,831	32,445,415

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, the following statements: expected employment of the Company's vessels during the second quarter of 2019. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: current expected spot rates compared with current and expected charter rates, the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the Company may not be able to charter vessels for all remaining revenue days during the second quarter of 2019 in the spot market or may choose to charter vessels on other employment; vessels breakdowns and instances of off-hire; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com